Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated September 11, 2019
Relating to Preliminary Prospectus Supplement dated September 11, 2019
Registration No. 333-224629

Final Pricing Term Sheet
September 11, 2019

Issuer:	AG Mortgage Investment Trust, Inc.
Securities Offered:	8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock
Shares Offered:	4,000,000 shares
Over-Allotment Option:	600,000 shares
Trade Date:	September 11, 2019
Settlement and Delivery Date:	September 17, 2019 (T + 4)
Public Offering Price:	$25.00 liquidation preference per share; $100,000,000.00 in aggregate liquidation preference (assuming the underwriters' option is not exercised)
Underwriting Discount:	$0.7875 per share; $3,150,000.00 total (assuming the underwriters' option is not exercised)
Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $96,850,000.00 total (assuming the underwriters' option is not exercised)
Dividend Rate:
From and including the original issue date to, but excluding, September 17, 2024, at a fixed rate equal to 8.000% per annum of the $25.00 liquidation preference ($2.00 per annum per share), and from and including September 17, 2024, at a floating rate equal to Three-Month LIBOR plus a spread of 6.476% per annum of the $25.00 per share liquidation preference

Dividend Payment Date:
Quarterly cumulative dividends, in arrears, on March 17, June 17, September 17 and December 17 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about December 17, 2019 (long first dividend period) in the amount of $0.500 per share and will be paid to the persons who are the holders of record of the Series C Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The last business day of the preceding calendar month in which the applicable dividend payment date falls
Liquidation Preference:	$25.00 per share
Optional Redemption Date:	September 17, 2024
Conversion Rights:
Share Cap: 3.23206

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 12,928,240 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 14,867,476 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed New York Stock Exchange Listing Symbol:	MITT PrC
CUSIP:	001228 402
ISIN:	US0012284024
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc.
Co-Managers:	Credit Suisse Securities (USA) LLC

The issuer has filed a registration statement (including a base prospectus dated May 18, 2018) and a preliminary prospectus supplement, dated September 11, 2019 with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from BofA Securities, Inc. by calling toll-free (800) 294-1322, Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, RBC Capital Markets, LLC by calling (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling toll-free (888) 827-7275, or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.